DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

05052249

March 22, 2005

Patrick A. Jorstad
6300 Stevenson Avenue, #413
Alexandria, VA 22304

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/22/2005

Re: State Street Corporation
Incoming letter dated March 10, 2005

Dear Mr. Jorstad:

This is in response to your letter dated March 10, 2005 concerning the shareholder proposal submitted to State Street by Patrick A. Jorstad. On March 9, 2005, we issued our response expressing our informal view that State Street could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: Edward D. Farley
Clerk
State Street Corporation
State Street Financial Center
One Lincoln Street
Boston, MA 02111

RECEIVED
2005 MAR 11 AM 10:53
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

-----Original Message-----
From: Patrick Jorstad [mailto:patrickj@mindless.com]
Sent: Thursday, March 10, 2005 12:26 PM
To: cfletters@sec.gov
Cc: patrickj@mindless.com
Subject: URGENT: ATTN: Mark Vilardo, RE: State Street

The following e-mail and two attachments are intended for Mr. Mark Vilardo, Special Counsel, Division of Corp. Fin. Thank you.

Mr. Vilardo:

Although I had no intention of submitting anything further in this matter, I ask that you take into account these final materials in reaching a decision on the reconsideration/appeal request. Realizing that time is of the essence - the registrant's proxy materials are usually filed in mid-March - I ask that the Staff bear in mind that irreparable harm will befall the shareholders of State Street if the registrant undertakes to omit the proposal. Once filed and disseminated, it becomes increasingly harder to remedy the matter.

Under Rule 14a-8, it would seem that the earliest the Corporation's proxy materials may be filed are this coming Monday, March 14, 2005. In its 10-K filing, the Corporation says that these materials will be filed "on or before April 30, 2005."

Clearly, there is time to get this right.

Thank you for your time and assistance. I remain

Very respectfully yours,

Patrick A. Jorstad
State Street Shareholder

Thursday, March 10, 2005

Mr. Patrick A. Jorstad
6300 Stevenson Avenue, #413
Alexandria, VA 22304

Mr. Mark Vilardo, Esq. – Special Counsel
Office of the Chief Counsel – Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: *State Street Corporation* – Reconsideration/Appeal of "No-Action Letter"

Dear Mr. Vilardo:

As further evidence that the registrant in this matter will advance any expedient argument to thwart its shareholders' corporate franchise, I recall the Commission Staff's attention to the argument this very same registrant made to the SEC by letter dated December 20, 1999[1]:

> The Company is a Massachusetts business corporation. As such, it is governed by Chapter 156B of the General Laws of the Commonwealth of Massachusetts ("Chapter 156B"). Chapter 156B, the "Massachusetts Business Corporation Law", was adopted in 1965. Unlike many corporate statutes, it is not based upon the MBCA, the Delaware General Corporation Law, or any other statutory model. Rather, it is an adaptation of Massachusetts' long standing general corporation statute. [p. 3]
>
> Stockholders are surely entitled to assume that they are to look to Massachusetts law for the rules governing the corporation when they purchased shares in a Massachusetts corporation, which statutory rules could only be changed by the Massachusetts legislature. [p. 4]

Five years later, by letter to the Commission Staff dated December 22, 2004, the registrant now advances the argument that:

> The statute that the proposal invokes does not apply to the Company. Although State Street was initially organized under the provisions of Chapter 156B, the Massachusetts legislature superseded Chapter 156B by enacting a new Business Corporation Act, codified as Massachusetts General Laws, ch. 156D. *See* 2003 Mass. Acts. 127. Section 17.01 of the new Act made the provisions of Massachusetts General Laws, ch. 156B inapplicable to the Company effective July 1, 2004.

[1] http://www.shareholdersonline.org/pdf/122099_stt_position.pdf

> Because the statute that the Proposal invokes is inapplicable, the Company lacks the power or authority to implement the Proposal. If the Proposal were to be adopted by the stockholders, by definition that action would be futile. The stockholders would "exempt" the Company from a provision to which the Company is not subject, and they would direct the board to "organize" under a measure that does not apply. [p. 2]

But "surely" – to echo the words of the former Executive Vice President, Secretary, Clerk, and General Counsel of State Street – "stockholders ... are entitled to assume that they are to look to Massachusetts law for the rules governing the corporation when they purchased shares in a Massachusetts corporation, which statutory rules could only be changed by the Massachusetts legislature"?

Chapter 156B, which was in effect until July 1, 2004, included Section 7, ("Change of Law; Effect"), which reads in its entirety as follows:

> All corporations shall be subject to such laws as may be enacted affecting or altering their corporate rights or duties or dissolving them.[2]

Chapter 156D, which took effect on July 1, 2004, includes Section 1.02 ("Reservation of Power to Amend or Repeal"), which reads in its entirety as follows:

> The General Court of the commonwealth [i.e., the legislature] has power to amend or repeal all or part of this Act at any time and all domestic and foreign corporations subject to this Act are governed by the amendment or repeal.[3]

The selfsame public act that the registrant cited included the savings provisions that I have previously cited to the SEC, making clear the final link in the statutory transition chain:

> Section 23. Any reference contained in the General Laws to chapter 156B or to any section of chapter 156B which has been superseded and replaced by this act shall be considered a reference to chapter 156D.[4]

<u>The Massachusetts Legislature Neither Impliedly Nor Explicitly Repealed State Street Shareholders' Power to Restructure the Board as Contemplated by the Proposal. Indeed, the Legislature Explicitly Preserved That Right.</u>

In adopting Chapter 156D, the legislature neither impliedly nor explicitly repealed the right of State Street's stockholders to take the action contemplated by the shareholder proposal under the analogous provisions of the old statute (Chapter 156B, Section 50A) and the new statute (Chapter 156D, Section 8.06). The Massachusetts courts disfavor implied repeal.[5] Here, where the old and new statutory provisions are indistinguishable in all material respects, and where the legislature included a savings provision to the effect that "any section of Chapter 156B which has been superseded and replaced by this act shall be considered a reference to Chapter 156D", the registrant has not – and cannot – make out an implied repeal argument. *The legislature*

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[2] http://www.mass.gov/legis/laws/mgl/156b-7.htm
[3] http://www.mass.gov/legis/laws/mgl/156d-1.02.htm
[4] http://www.mass.gov/legis/laws/seslaw03/sl030127.htm
[5] *See Colt v. Fradkin*, 361 Mass. 447, 449-450 (1972), quoting *Cohen v. Price*, 273 Mass. 303, 309 (1930); *LaBranche v. A.J. Lane & Co.*, 404 Mass. 725, 728-729 (1989) ("Implied repeal of a statute is not favored").

explicitly preserved this right in the new statute's enactment. Just as any litigation pending under the old Chapter 156B would not need to be re-filed under Chapter 156D (or, at the very least, just as a court would give the plaintiff the opportunity to amend such a pending complaint to take into account the new enactment), the proper course of conduct here is for the registrant to permit its stockholders to exercise their corporate franchise under the analogous provisions of the new enactment. I have provided both the old and new statutory provisions to the Staff by letter dated January 18, 2005, as Exhibit B to my Rule 14a-8(k) submission.[6]

The registrant has not – and indeed cannot – argue that these provisions are not analogous in all material and relevant respects, as they pertain to the shareholder proposal that straddles the old and new statutes. Nor can they argue that Southgate & Glazer's legal analysis of the old statute doesn't still apply to the analogous, identical provisions of the new statute. Just as the former General Counsel of State Street argued that Chapter 156B "is an adaptation of Massachusetts' long standing general corporation statute [Chapter 155]", here, Chapter 156D is an adaptation of Chapter 156B. Analogous provisions of statutes are given harmonious interpretation by Massachusetts courts. Just as judicial interpretations of old Chapter 155 continued to apply to analogous provisions of Chapter 156B, so too do such interpretations (or legal treatise discussions) of old Chapter 156B now still apply to analogous provisions of new Chapter 156D. Thus, there is nothing false or misleading about my revised supporting statement.

"Stockholders are surely entitled to assume that they are to look to Massachusetts law for the rules governing the corporation when they purchased shares in a Massachusetts corporation, which statutory rules could only be changed by the Massachusetts legislature."

The arguments advanced by the registrant in this matter should – upon due reflection by the SEC Staff – be rejected. It does not serve the shareholders' interests (or the public policies embodied in the Exchange Act or Rule 14a-8) for this registrant's time games, shenanigans, chicanery, and "rhetorical somersaults" to be sanctioned by the SEC. Indeed, the SEC Staff can be certain that its no-action letter, giving tacit countenance to the registrant's conduct in this matter, will open the floodgates to a whole new set of registrant-manufactured issues in the no-action letter process, none of which comport with the dictates of Rule 14a-8(g) or Staff Legal Bulletin 14B.

The Rule 14a-8 process is not about gamesmanship. It is not about playing games of "keep away" from a registrant's shareholders. It is not about playing a game of "hide and go seek" on information pertaining to purported defects in a proposal. It is not about the shareholder having to learn the magic words, "Open sesame" to be allowed into the Den of the Forty Thieves. The Staff must remember that many proponents – like me – are not attorneys. The purpose underpinning Rule 14a-8(g), which places the burden of proof on the registrant, is to advance the overall public policy purposes of the Exchange Act and the Rule, not to invite registrants and their well-paid legal counsel to dazzle or baffle the Staff with "rhetorical somersaults" or misleading arguments about matters of state law. That improperly shifts the burden of proof.

Indeed, Staff Legal Bulleting 14B rejected many of the tactics that have been evident in State Street's Rule 14a-8(j) filings, both in the 1999/2000 proxy season and this year. For example, in 1999 State Street argued as grounds for exclusion that certain conclusory statements contained in

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[6] http://www.shareholdersonline.org/pdf/011805secrebuttalexhibitb.pdf

my supporting statement were false and misleading. Your predecessors on the Staff agreed with only that argument, and gave me the opportunity to cure. What did the registrant do? They sat on the letter for eight days, and then shanghaied me with it, with an ultimatum that I cure within three days. I rushed to comply, and then the registrant dropped their objections.

In Staff Legal Bulletin 14B, the Staff has essentially instructed registrants to make counterarguments in their response to the proposal, and quit wasting the Staff's time arguing about whether "opinions cast as facts" are false and misleading: "We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition." In other words: "compete in the free marketplace of ideas."

Here, the registrant's Board of Directors apparently could not make a more convincing case to the company's shareholders than I have for the past three years. So what did they do? They ignored their duty to speak, failed to apprise me of the change in corporate law so that I could cure my shareholder proposal, made legal arguments to the Staff that can charitably be called misleading, and have expected to be rewarded with no-action relief for this course of conduct.

<u>The Registrant and Its Actors Have an Ongoing Duty to Speak</u>

Here, where the registrant's actors had a duty to speak, and here, where I took timely actions to try to ascertain the nature of the purported defect in my Original Proposal, and here, where the Corporation's actors refused to divulge to me the nature of the statutory change in question, the Staff must not reward such conduct.

The "correct version" of the Corporation's own By-laws defines a "public announcement" as follows:

> "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by this corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

Surely the shareholders of State Street Corporation were entitled to a "public announcement" about a wholesale change in the corporate law governing the conduct of the corporation? Yet the registrant has pointed out no such "public announcement" in this matter. Arguing that the public acts of the Massachusetts legislature are a matter of "public" knowledge to a citizen of Virginia (as I am) is to argue that a shareholder holding a basket of 51 stocks, each issued by a company in a different State or the District of Columbia, must keep abreast of the legislative process in all 51 jurisdictions, rather than simply paying attention to the companies' 10-Q, 10-K, and 8-K filings on EDGAR. If that is the low standard of fiduciary duties that this registrant would dare to articulate to a federal court, then my work will be very easy indeed, should this registrant now proceed to omit from its 2005 Proxy Materials the revised proposal I have submitted.[7]

It should be noted that this very same registrant issued a Form 8-K regarding a much less sweeping piece of legislation that affected its operations. That 8-K, dated March 6, 2003,

[7] http://www.shareholdersonline.org/pdf/011805secrebuttalexhibita.pdf

disclosed a change in Massachusetts law that affected the tax treatment of dividends from Real Estate Investment Trusts (REITS).[8]

> On March 5, 2003, Registrant issued a statement that as a result of Massachusetts legislation amending the corporate income tax law affecting the treatment of dividends received from Real Estate Investment Trusts (REIT), dividends received from the Company's REIT subsidiary are no longer eligible for a dividends-received deduction. In addition to the effect on 2003, the legislation includes a retroactive effective date that reaches back to the 1999 through 2002 tax years.

Surely the shareholders of State Street were entitled to equally prominent and public notice of the wholesale revision of the entire statute governing the corporation?

The "correct version" of State Street's By-laws read, in relevant part, as follows, at Article I, Section 7 ("Notice of Stockholder Business and Nomination of Directors"):

> Nothing in this Section 7 shall be deemed to limit this corporation's obligation to include stockholder proposals in its proxy statement if such inclusion is required by Rule 14a-8 under the Exchange Act or any successor Rule.

Construing the By-laws as a binding contract, and in reliance thereupon, I expect my revised shareholder proposal to be included in the Corporation's 2005 Proxy Materials, without any further skullduggery, and I expect the registrant to transmit a letter to the Staff withdrawing its request for no-action relief. I reserve all legal rights I may have, consistent with the Staff's enclosure regarding the no-action letter process, including, without limitation: (1) the right to seek injunctive and/or declaratory relief in federal court; (2) the right to take meetings with members of Congress on Capitol Hill, and to dispatch my agent(s) to do the same; (3) the right to make public statements about the registrant's course of conduct; and (4) the right to file proxy soliciting materials that relate to the registrant's course of conduct. In accordance with the dictates of Rule 14a-9, no such actions will – without factual foundation – impugn the integrity of any corporate actor.

Today's materials are submitted pursuant to Rule 14a-8(k) in further rebuttal to State Street's no-action letter request. They are provided to your colleagues and you in the hopes that you will reconsider and reverse the no-action letter dated March 1, 2005. I am truly grateful for the time your colleagues and you have spent on this matter, and continue to have the utmost respect for your hard work during this very busy season. I remain

Respectfully yours,

Patrick A. Jorstad

cc: Mr. Edward D. Farley, Esq. – Clerk, State Street Corp. (BBO# 631730)

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[8] http://www.sec.gov/Archives/edgar/data/93751/000009375103000014/form8k-030503.htm and http://www.sec.gov/Archives/edgar/data/93751/000009375103000014/form8k030503-exh991.htm